Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: RTX Corp. (RTX)
Name of person relying on exemption: John Chevedden, RTX Shareowner
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

To RTX Shareowners:

I urge shareowners to vote FOR Proposal 4 at the shareowner meeting,

The proposal asks RTX to prepare an annual report on its lobbying.

Resolved, the shareowners of RTX request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by RTX used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  RTX’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of RTX shareowners. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to RTX’s reputation and shareowner value.

RTX should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareowner value;
2.	RTX’s current disclosures are inadequate
3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	RTX could easily provide details of its lobbying in an annual report to shareowners.

1.	Corporate Reputation Is an Important Component of Shareowner Value
•	RTX’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2024 Reputation Value Report estimates that “in both the S&P 500 and FTSE 350, more than 25% of market value is now attributed to corporate reputation.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has a significant impact on shareowner value.

2.	Disclosure Gaps - RTX Investors Need a Lobbying Report
•	Information on RTX’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. RTX fails to provide to a comprehensive lobbying report where they can learn the amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, RTX has a broad lobbying footprint.

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1 “New SEC Rules Undermine Lobbying Disclosure Proposals” As You Sow, April 2, 2025, at: https://www.proxypreview.org/all-contributor-articles/new-sec-rules-undermine-lobbying-disclosure-proposals; “Lobbying Shareholder Proposals Proliferate, Suggesting Trust Gap,” The Deal, April 12, 2024, at: https://corporatereformcoalition.org/lobbying-shareholder-proposals-proliferate-suggesting-trust-gap.

2 “$11.9 trillion in S&P 500 firms attributed to reputation,” Echo Research, Oct. 15, 2024, at: https://www.echoresearch.com/news-events/119-trillion-in-sp-500-firms-attributed-to-reputation/.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

Federal Lobbying – RTX Spends Millions Each Year

•	RTX spent $62,590,000 on federal lobbying from 2020 – 2024.

•	RTX’s federal lobbying has drawn attention after it settled charges of bribery and fraud for over $950 million.[5]
•	And RTX’s federal lobbying over research and development tax credits has attracted scrutiny.[6]

•	Yet RTX fails to disclose its federal lobbying amounts in an annual report to shareowners as requested.

State Lobbying – A “Black Hole” for Shareowners

•	State lobbying disclosure has been described as a “Black Hole,” with a 2023 study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to shareowners.[7]
•	RTX fails to provide any details of its state lobbying expenditures in a report to shareowners as requested by the proposal. RTX provides investors links to 14 state and city websites for Arizona, Colorado, Connecticut, Florida, Illinois, Iowa, Massachusetts. Michigan, New York City, North Carolina, Rhode Island, Texas, Virginia and West Virginia. This incomplete disclosure fails to provide the amounts, as requested. It also requires the user to look up RTX’s state lobbying reports.
•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[8]
•	RTX has its state lobbying expenditures and could easily provide these amounts to shareowners in a report as requested, rather than force shareowners to search for this information.

International Lobbying - Spending & Trade Associations

•	RTX also lobbies abroad, spending between €100,000 – €199,000 on lobbying in Europe for 2023.[9]
•	RTX is also a member of international trade associations that lobby, like the American Chamber of Commerce to the European Union.[10]

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5 “RTX (ex-Raytheon) busted for ‘extraordinary’ corruption,” Responsible Statecraft, Oct. 21, 2024, at: https://responsiblestatecraft.org/raytheon-corruption/.

6 “Tax credit sought by defense industry stuck in Senate limbo,” Defense News, March 4, 2024, at: https://www.defensenews.com/congress/2024/03/04/tax-credit-sought-by-defense-industry-stuck-in-senate-limbo/.

7 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

8 “Wal-Mart Improves Lobbying Disclosure after Shareowner Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareowner-push-idUSKBN0NY0AH20150513.

9 https://www.lobbyfacts.eu/datacard/rtx-corporation?rid=87564644126-75.

10 https://www.amchameu.eu/about-us/members.

3.	The Company We Keep: RTX Does Not Provide Comprehensive Dark Money Disclosure
•	Shareowner proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.
•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[11] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Associations – RTX’s Improved Disclosure Leaves out Memberships

•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.9 billion since 1998.[12]
•	To its credit, RTX does now disclose its top limit of contribution to trade associations that lobby, beginning with its 2023 trade association disclosure. This list includes the Aerospace Industries Association, Business Roundtable, General Aviation Management Association, HR Policy Association, National Association of Manufacturers and US Chamber of Commerce, which together spent more than $107 million on federal lobbying for 2023.
•	Yet RTX shareowners still face a trade association blind spot, as RTX fails to comprehensively disclose all of its trade associations, leaving out at least 11 memberships. RTX’s disclosure leaves out payments to major trade associations that lobby, including the American Benefits Council, Associated Industries of Massachusetts, Intellectual Property Owners Association, Massachusetts Business Roundtable, Massachusetts High Technology Council, New England Council and Professional Services Council, as well as other trade association memberships like the Chemical Users Coalition, the Internet Security Alliance, National Defense Industrial Association and Rhode Island Manufacturers Association.[13]

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11 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

12 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

13 American Benefits Council: https://www.americanbenefitscouncil.org/about/member-companies/; Associated Industries of Massachusetts: https://aimnet.org/about-us/aim-board-of-directors/; Chemical Users Coalition: http://www.chemicaluserscoalition.org/members; Intellectual Property Owners Association: https://ipo.org/index.php/member-organizations/#1554170411142-1; Internet Security Alliance: https://isalliance.org/; Massachusetts Business Roundtable: https://www.maroundtable.com/members/; Massachusetts High Technology Council: https://www.mhtc.org/member-directory/; National Defense Industrial Association: https://eweb.ndia.org/eweb/DynamicPage.aspx?webcode=NDIADVLXCorpSearch&pageNumber=2&is_index=1&iindex=R; The New England Council: https://www.newenglandcouncil.com/about/board-of-directors/; Professional Services Council: https://www.pscouncil.org/psc/Membership/c/__p/ca/Members.aspx?hkey=3df1cf43-c4a9-461f-898e-2ee864b2452a; Rhode Island Manufacturers Association: https://rimanufacturers.com/who-we-are/#board-of-directors.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	RTX’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts RTX’s public position, including on climate change and taxes. For example:
[o]	RTX believes in addressing climate change, yet the Business Roundtable filed an amicus brief opposing the Securities and Exchange Commission climate risk disclosure rules,[14] and the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period.[15]
o	And while RTX has drawn attention for lobbying for tax breaks[16] as well as paying lower taxes than most Americans,[17] the National Association of Manufacturers has attracted attention for predicting “a million job losses over the next two years without additional tax breaks”[18] as well as opposing a new corporate minimum tax[19] and the Business Roundtable has lobbied against a new minimum corporate tax.[20]
•	This track record of RTX’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareowners cannot determine whether RTX is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareowner’s objectives and long-term interests.

RTX Disclosure Leaves out Social Welfare Groups, “Perfect Entities to Receive a Bribe”

•	RTX’s disclosure leaves out SWGs (501(c)(4) organizations), including its membership in the Alliance for Competitive Taxation (ACT), Public Affairs Council and US Global Leadership Coalition, all social welfare groups.[21] ACT lobbies, for example spending $1.7 million on federal lobbying in 2013,[22] as does the US Global Leadership Coalition, which spent $725,000 on 2023 federal lobbying.[23]

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14 “Investors question Business Roundtable’s climate rule battle,” E&E News, Aug. 22, 2024, at: https://www.eenews.net/articles/investors-question-business-roundtables-climate-rule-battle/.

15 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

16 “Warren slams defense contractors over tax lobbying,” Defense News, July 26, 2023, at: https://www.defensenews.com/congress/2023/07/26/warren-slams-defense-contractors-over-tax-lobbying/.

17 “10 Companies With Lower Tax Rates Than Most Americans,” Kiplinger, Nov. 7, 2019, at: https://www.kiplinger.com/slideshow/investing/t052-s001-10-companies-lower-tax-rates-than-most-americans/index.html.

18 “US corporations push to roll back Trump-era tax policies they once endorsed,” The Guardian, Jan. 12, 2024, at:https://www.theguardian.com/us-news/2024/jan/12/corporation-tax-break-lobby.

19 “New Corporate Minimum Tax Ushers In Confusion and a Lobbying Blitz,” New York Times, Sept. 7, 2023, at: https://www.nytimes.com/2023/09/07/business/corporate-minimum-tax-impact.html.

20 “Biden wants rich companies to pay higher taxes. Some are fighting back.” Washington Post, Aug. 18, 2023, at: https://www.washingtonpost.com/business/2023/08/14/biden-corporate-tax/.

21 Alliance for Competitive Taxation: https://actontaxreform.com/; Public Affairs Council: https://pac.org/membership/directory/alphabetical#r; and US Global Leadership Coalition: https://www.usglc.org/about-us/coalition-members/.

22 “No tax reform? Don’t tell these guys,” Politico, Feb. 5, 2014, at: https://www.politico.com/story/2014/02/tax-reform-corporate-groups-10315.

23 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2023&id=D000082855.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[24] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[25]
•	The lobbying of its social welfare groups can also contradict RTX’s public positions. For example, while RTX has drawn attention for lobbying for tax credits,[26] ACT has put out a study claiming higher corporate taxes would harm workers in every state.[27] And ACT has also drawn scrutiny for lobbying to lower taxes on foreign profits.[28]
•	Shareowners have no way to know the size of RTX’s payments to ACT or the US Global Leadership Coalition, or if RTX is making donations to groups like Generation Now, because RTX fails to provide disclosure of its contributions to social welfare groups.

4.	RTX’s Has Its Lobbying Information and Could Easily Report It to Shareowners
•	RTX asserts “we already provide detailed disclosure of the matters that are the subject of this proposal, we believe the report requested by this proposal is unnecessary and would not be a worthwhile use of Company resources.”
•	This argument is false. As detailed, RTX fails to provide shareowners critical information on its trade association and social welfare group memberships, including omitting certain trade association memberships and leaving out the amounts of RTX’s its payments to social welfare groups, including amounts being used to lobby.
•	RTX also claims producing a lobbying report “would result in redundant disclosures and unnecessary expenditure of the Company’s resources.” This argument is also disingenuous, as RTX fails to report its federal and state lobbying amounts as requested and is required to report its federal and state lobbying, including all indirect lobbying, and has all of this information, so it could be readily provided to shareowners in a single report at minimal expense.
•	RTX discusses a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point by claiming to be “a recognized industry leader in these areas.” RTX’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

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24 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

25 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

26 “Tax credit sought by defense industry stuck in Senate limbo,” Defense News, March 4, 2024, at: https://www.defensenews.com/congress/2024/03/04/tax-credit-sought-by-defense-industry-stuck-in-senate-limbo/.

27 “Higher Corporate Taxes Would Harm Workers in Every State,” Alliance on Competitive Taxation, Sept. 26, 2024, at: https://www.actontaxreform.com/media/mnnpgwib/act-state-wage-effects-of-corporate-tax-increase-2.pdf.

28 “Trump’s plan gives corporate tax lobbyists nearly everything they want,” Think Progress, Sept. 28, 2017, at: https://archive.thinkprogress.org/tax-reform-lobbying-big-business-wins-1deb8594acf7/.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If RTX has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareowners’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareowner and RTX’s best interests.

The well-documented reputational risks of RTX’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that RTX’s current lobbying disclosures are inadequate to protect shareowner interests. I urge you to vote FOR Proposal 4, the shareowner proposal requesting an annual report on RTX’s lobbying expenditures.

Sincerely,

John Chevedden